[Cover letter of SCARINCI HOLLENBECK]

[Scarinci & Hollenbeck, LLC
99 Park Avenue, 16th Floor
New York, New York 10016
Phone:  212-286-0747
Fax: 212-808-4155
www.scarincihollenbeck.com]

DAN BRECHER, Counsel dbrecher@scarincihollenbeck.com

April 6, 2012

VIA ELECTRONIC TRANSMISSION
Attn.: Peggy Kim, Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Media Sciences International, Inc.
Amendment No. 2 to Schedule 13E-3 filed March 16, 2012
File No. 5-54247
Amendment No. 3 to Schedule 14A filed March 16, 2012
File No. 1-16053

Dear Ms. Kim:

This letter responds to the comments of the Staff of the Commission contained in its letter dated March 20, 2012 in connection with the above-referenced matter.  In connection with this letter, the Company is filing Amendment No. 3 to Schedule 13E-3 and Amendment No. 4 to Schedule 14A.

The following paragraphs of this letter are numbered to correspond to the numbers assigned to the comments in the Staff’s March 20, 2012 letter.  In connection with this letter, we are supplementally providing, via email, marked and clean PDF copies of the submission materials.  The page numbers referenced in the responses below refer to the page numbers in the clean version.

Schedule 14A

Background, Purposes and Reasons, page 5

1.	The proxy statement has been revised in the following regards:

(a)
On pages 5 and 6, the discussion of the November 3, 2010 board meeting has been revised to summarize and quantify projected continuing losses, projections of annual sales, projections of income, and then-current market valuation compared to an estimated future market valuation.

 SCARINCI HOLLENBECK

April 6, 2012
Page

(b)	On page 6, the discussion of the November 22, 2010 board meeting has been revised to summarize and quantify management financial projections of sales and pre-tax income.

(c)
On page 6, the discussion of the December 21, 2010 board meeting (which was continued on January 2, 2011) has been revised to summarize and quantify pro forma financial projections for its ink business.

(d)	On pages 6 and 7, the discussion of the March 16, 2011 board meeting has been revised to clarify the matters discussed.

(e)
On pages 7 and 8, the discussion of the May 18, 2011 board meeting has been revised to summarize and quantify the financial forecasts reviewed, including the costs of an eventual wind-down and the benefits of distributions to stockholders compared to alternative business strategies.

(f)	On page 8, the discussion of the September 27, 2011 board meeting has been revised to discuss the valuation of the company, including the value of being a corporate shell company.

2.
On pages 5 and 6, the discussion of the November 3, 2010 board meeting has been revised to describe that the board considered the Katun offer to be the better offer based on the greater consideration of the offer.

Thank you very much for your attention to this matter.

Very truly yours,

SCARINCI & HOLLENBECK, LLC

/s/ Dan Brecher

DAN BRECHER, Counsel
For the Firm

Enclosures
cc:  Denise Hawkins, President

 SCARINCI HOLLENBECK